Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated October 25, 2016 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

up to 8,925,815 Shares of Common Stock

of

MONSTER WORLDWIDE, INC.

at

$3.70 NET PER SHARE

pursuant to the Offer to Purchase dated October 25, 2016

by

STRATEGIC INVESTMENT OPPORTUNITIES LLC

an affiliate of

MEDIANEWS GROUP, INC.

Strategic Investment Opportunities LLC, a Delaware limited liability company (the “Purchaser”), an affiliate of MediaNews Group, Inc., a Delaware corporation (“MNG”), is offering to purchase up to 8,925,815 shares (the “Shares”) of common stock, par value $0.001 per share, of Monster Worldwide, Inc., a Delaware corporation (“Monster”), at a price of $3.70 per Share, net to the seller, in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 25, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” If more than 8,925,815 Shares are properly tendered and not properly withdrawn, the Purchaser will purchase Shares properly tendered and not properly withdrawn on a pro rata basis (based on the number of Shares tendered by each stockholder) with adjustments to avoid the purchase of fractional Shares.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, NOVEMBER 23, 2016, UNLESS THE OFFER IS EXTENDED.

Upon the terms and subject to the conditions to the Offer, the Purchaser will accept for payment and pay $3.70 per Share, net to the seller, in cash, without interest, less any applicable withholding taxes, for up to 8,925,815 Shares validly tendered and not properly withdrawn before the Expiration Date. The term “Expiration Date” means 5:00 p.m., New York City time, on Wednesday, November 23, 2016, unless and until, in accordance with the terms of the Offer to Purchase and applicable law, the Purchaser extends the period of time for which the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires. Any extension of the Offer will be followed as promptly as practicable by public announcement to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. If proration of tendered Shares is required, the Purchaser will determine and announce the proration factor promptly following the Expiration Date.

The Offer is not subject to a financing condition, nor is it conditioned on any minimum number of shares being tendered. The Offer is subject to the satisfaction or waiver of certain other conditions set forth in the Offer to

Purchase, including the termination of both the Randstad Offer (as defined in the Offer to Purchase) and the Randstad Merger Agreement (as defined in the Offer to Purchase) at least two business days prior to expiration of the Offer, and the successful completion of the Consent Solicitation (as defined in the Offer to Purchase).

After giving effect to the Offer, assuming the purchase of 100% of the Shares sought in the Offer, the Purchaser is expected to own approximately 19,225,815 shares of Common Stock or 21.5% of the outstanding shares of Common Stock. The Purchaser is not able to purchase more than 25% of the outstanding Common Stock without causing a “Change of Control” under Monster’s Third Amended and Restated Credit Agreement.

The Information Agent for the Offer is Okapi Partners LLC (the “Information Agent”). The Depositary for the Offer is Continental Stock Transfer & Trust Company (the “Depositary”).

Any stockholder of Monster wishing to tender Shares in the Offer must (i) complete and sign the Letter of Transmittal in accordance with the instructions therein and mail or deliver the Letter of Transmittal and all other required documents to the Depositary, together with any certificates representing the Shares tendered, (ii) follow the procedure for book-entry transfer described in Section 3 of the Offer to Purchase or (iii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender its Shares.

For purposes of the Offer, upon the terms and subject to the conditions of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of or amendment to the Offer or any delay in making payment.

If you tender your Shares, you may withdraw them at any time until the Offer has expired. To withdraw your Shares that you have previously tendered, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. In addition, if the Purchaser has not agreed to accept your Shares for payment by December 24, 2016, you may withdraw them at any time until the Purchaser accepts them for payment and pays for them.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase). If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures described in Section of the Offer to Purchase at any time before the Expiration Date.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful.

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The receipt by a U.S. holder (as defined in Section 5 of the Offer to Purchase) of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. Stockholders should consult their tax advisor about the tax consequences to them of participating in the Offer in light of their particular circumstances, including, without limitation, the applicability and effect of state, local, non-U.S. and other tax laws. For a more detailed description of certain U.S. federal income tax consequences of participating in the Offer, see Section 5 of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal are being filed with the Securities and Exchange Commission (the “SEC”) and will be made available through the SEC’s website at http://www.sec.gov/.

A request is being made to Monster for the use of its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related documents will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

This summary advertisement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer to Purchase and the related Letter of Transmittal which contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and the Guidelines for Certification of Taxpayer Identification on Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others Call Toll-Free: (855) 305-0856

Email: info@okapipartners.com

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